

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 5, 2007

<u>**via U.S. mail and facsimile**</u>

Mr. David L. Fleisher
Vice President and Chief Financial Officer
Huttig Building Products, Inc.
555 Maryville University Drive
Suite 240
St. Louis, MO 63141

      RE: **Huttig Building Products, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2005
              Filed March 9, 2006
              File No. 001-14982

Dear Mr. Fleisher:

      We have reviewed your response dated March 1, 2007, to our letter dated February 16, 2007, and have the following comment. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable and will welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Paragraph 10 of SFAS 131 defines an operating segment as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the chief operating decision maker to assess its performance and make decisions about resources to be allocated to the segment, and for which discrete financial information is available.

   The CODM reports you provided show net sales, gross profit and operating profit for each of your branches. Because each branch has discrete financial information that is regularly used, we assume that information is used by the CODM to assess performance and make decisions about the allocation of resources. Therefore, it appears to us you have more than one operating segment and your branch locations represent your operating segments.

However, it does appear to us that each location could meet the aggregation criteria of paragraph 17(a)-(e), and the remaining analysis would be whether you believe the segments exhibit similar economic characteristics. Management is in the best position to determine whether the economic characteristics of each location are similar enough to aggregate the operating segments into a single segment. Your letter dated March 1, 2007, appears to be describing these criteria. Based upon that analysis and considering you are in the best position to evaluate these criteria, we have no further comment. We urge you to continue to carefully consider the requirements of SFAS 131, including the aggregation criteria as they relate to your operating segments.

* * * *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions regarding this comment, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief